UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-09576

CUSIP Number: 690768403

(Check one):	⌧ Form 10-K	◻ Form 20-F	◻ Form 11-K	◻ Form 10-Q	◻ Form 10-D
	◻ Form N-SAR	◻ Form N-CSR

	For Period Ended:	December 31, 2021
◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q
◻ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

DESKTOP METAL, INC.
Full Name of Registrant

Former Name if Applicable

63 3rd Avenue
Address of Principal Executive Office (Street and Number)

Burlington, MA 01803
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
⌧	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Desktop Metal, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Annual Report”) within the prescribed time period for those reasons set forth below.

The Company became a large accelerated filer for the first time and, as a result, the Company has a shortened filing deadline of 60 days rather than 90 days to file its Annual Report and is (for the first time) subject to the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “SOX Act”). In addition, as disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 12, 2021 (as amended on December 13, 2021), the Company acquired The ExOne Company on November 12, 2021 for a total purchase price of $613.0 million and the financial information for The ExOne Company from the date of the acquisition will be reflected in the Company’s consolidated audited financial statements for the first time since such acquisition.

For the foregoing reasons, the Company requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the Company’s financial statements, finalizing those disclosures required by Section 404(b) of the SOX Act, and procedures relating to management’s assessment of the effectiveness of internal controls, and the Company is unable to file the Annual Report by March 1, 2022, the prescribed filing due date. The Company is working diligently to complete the necessary work. The Company expects to file the Annual Report within the extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Meg Broderick	978	224-1244
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			⌧ Yes ◻ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			⌧ Yes ◻ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the financial statements included in the Annual Report will reflect the financial condition, results of operations and cash flows of the Company and a newly acquired subsidiary, The ExOne Company, which was acquired by the Company during the fiscal year ended December 31, 2021. The Company has also acquired nine other companies during the fiscal year ended December 31, 2021. In addition, in connection with the Company’s acquisition of The ExOne Company and other companies, the Company, which has historically focused on the design, manufacturing, and distribution of metal and composite additive manufacturing solutions consisting of hardware, software, and materials and featuring proprietary technologies, expanded its business to include additive manufacturing solutions enabling the production of photopolymer, elastomer, sand, ceramics, wood, and biofabrication materials and featuring proprietary technologies as well as produced parts offerings for high-value applications featuring turnkey design and part manufacturing services enabled by additive manufacturing. As a result of the Company’s acquisitions and the significant changes in the Company’s business during the fiscal year ended December 31, 2021, the Company’s results of operations for the fiscal year ended December 31, 2021 that will be included in the Annual Report will include significant changes when compared to the results of operations of the Company included in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020. However, due to the substantial changes in the business and operations of the Company in connection with the foregoing, and the continuing preparation of the financial statements of the Company, the Company at this time cannot provide a reasonable estimate of the results of operations for the year ended December 31, 2021.

Forward-Looking Statements

The Company’s expectations regarding the timing of the filing of its Annual Report and its results of operations are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. Forward-looking statements are subject to certain risks and uncertainties, including the Company’s inability to complete the work required to file the Annual Report in the time frame that is anticipated, including as a result of any issues or considerations that may be identified in the course of such completion; unanticipated changes being required in the Company’s reported operating results; additional uncertainties related to accounting issues generally; and other risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

DESKTOP METAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2022	By	/s/ Ric Fulop

			Name:	Ric Fulop
			Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).